Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

United States of America

Re:                             OJSC Rostelecom (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2005 (the “Form 20-F”)
Filed June 30, 2006
File No. 1-14748
Request for extension for filing response to comment letter dated November 21, 2006

Dear Mr. Spirgel:

We received the U.S. Securities and Exchange Commission fax transmittal requesting comments on the Annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2005 on November 21, 2006.

In order to provide you with comprehensive and detailed response to the comments stated in the abovementioned fax transmittal we kindly request the Staff to extend the deadline for filing a response until and including December 15, 2006.

Sincerely,

/s/ Roman A. Frolov
Chief Accountant (CFO)
Roman A. Frolov

Copies to:	Nicole Holden
Dean Suehiro